FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Trastuzumab deruxtecan demonstrated clinically

8 May 2019 07:00 BST

Trastuzumab deruxtecan demonstrated clinically-meaningful response in patients with refractory HER2-positive metastatic breast cancer, a population with high unmet need

Pivotal Phase II DESTINY-Breast01 trial met primary endpoint, supporting global regulatory submission plan to start in H2 2019

AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo) today announced positive top-line results for the pivotal Phase II DESTINY-Breast01 trial of trastuzumab deruxtecan (DS-8201). The HER2-targeting antibody drug conjugate (ADC) and potential new medicine was evaluated in patients with HER2-positive, unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine.

The response rate in DESTINY-Breast01, as assessed by an independent review committee, confirms in a heavily-pretreated, global patient population the unprecedented clinical activity in the recently-published Phase I trial. The safety and tolerability profile of trastuzumab deruxtecan was also consistent with previous experience. These results are expected to support planned global regulatory submissions, including a Biologics License Application with the US Food and Drug Administration (FDA) anticipated in the second half of 2019.

DESTINY-Breast01 is a pivotal Phase II, open-label, global, multicentre, two-part trial of trastuzumab deruxtecan. The optimal dose of 5.4mg/kg was previously identified in part one of the trial. Today's results from part two evaluated the efficacy and safety of that dose in patients who have failed or discontinued previous treatment with trastuzumab emtansine.

José Baselga, Executive Vice President, R&D Oncology, said: "We are encouraged to see positive data from trastuzumab deruxtecan, with the DESTINY-Breast01 trial now reinforcing what earlier data have shown. We believe this antibody drug conjugate has the potential to redefine the treatment of patients with HER2-expressing cancers, and we are eager to bring it as quickly as possible to patients with refractory HER2-positive breast cancer who continue to have high unmet medical need."

Antoine Yver, MD, MSc, Executive Vice President and Global Head, Oncology Research and Development, Daiichi Sankyo, said: "These results confirm our commitment to pursue accelerated regulatory pathways in HER2-positive metastatic breast cancer with trastuzumab deruxtecan. We are more dedicated than ever to our comprehensive and ambitious development strategy evaluating the potential across a spectrum of HER2-expressing cancers including breast, gastric, lung and colorectal."

Trastuzumab deruxtecan has been granted US FDA Breakthrough Therapy Designation and Fast Track Designation for HER2-positive patients in the advanced or refractory breast cancer setting. A recent publication in The Lancet Oncology reported long-term Phase I safety and preliminary efficacy results in HER2-positive metastatic breast cancer. This potential new medicine is currently in development for the treatment of multiple HER2-expressing cancers, including in patients with HER2-low expression.

AstraZeneca and Daiichi Sankyo plan to present the data from DESTINY-Breast01 at a forthcoming medical meeting.

About HER2
HER2 is a tyrosine kinase receptor growth-promoting protein found on the surface of some cancer cells that is associated with aggressive disease and poorer prognosis in breast cancer patients. To be considered HER2-positive, tumour cancer cells are usually tested by one of two methods: immunohistochemistry (IHC) or fluorescent in situ hybridization (FISH). IHC test results are reported as: 0, IHC 1+, IHC 2+, or IHC 3+. A finding of IHC 3+ and/or FISH amplification is considered positive. There are currently no targeted therapies for HER2-FISH-negative, IHC 2+ or IHC 1+ tumours.

Unmet need in HER2-positive breast cancer
Approximately one in five breast cancers are HER2-positive. Several unmet treatment needs remain today in HER2-positive metastatic breast cancer. Many HER2-positive breast cancers eventually advance to the point where no currently-approved HER2-targeting medicine continues to control the disease; after treatment with trastuzumab, pertuzumab, and trastuzumab emtansine, optimal treatment is less-clearly defined and choices may be limited.

About DESTINY-Breast01
DESTINY-Breast01 is a pivotal Phase II, open-label, global, multicentre, two-part trial evaluating the safety and efficacy of trastuzumab deruxtecan in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine. The primary endpoint of the trial is objective response rate. Secondary objectives include duration of response, disease control rate, clinical benefit rate, progression-free survival and overall survival.

The first part of the trial includes a pharmacokinetic stage and a dose-finding stage to identify the recommended dose of trastuzumab deruxtecan to be evaluated in the second part of the trial. The second part enrolled patients into one of two cohorts: patients resistant or refractory to trastuzumab emtansine (part 2a) and patients who discontinued treatment with trastuzumab emtansine for reasons other than resistant or refractory disease (part 2b). Enrolment into DESTINY-Breast01 was completed in September 2018, with 253 patients at more than 100 sites across North America, Europe, Japan and other countries in Asia.

The safety and tolerability profile of trastuzumab deruxtecan in DESTINY-Breast01 was consistent with the recently-published Phase I trial, in which the most common adverse events (≥30%, any grade) included nausea, decreased appetite, vomiting, alopecia, fatigue, anaemia, diarrhoea, and constipation. Cases of drug-related pneumonitis, including grade 5 events, have also been reported in the clinical development programme.

About trastuzumab deruxtecan
Trastuzumab deruxtecan (DS-8201; [fam-] trastuzumab deruxtecan in the US only) is the lead product in the investigational ADC franchise of the Daiichi Sankyo Cancer Enterprise and the most-advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic agents to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

A broad and comprehensive development programme with trastuzumab deruxtecan is underway in North America, Europe and Asia, including five pivotal trials in HER2-expressing breast and gastric cancers, including in breast cancer patients with HER2-low expression. Trastuzumab deruxtecan is also in Phase II development for HER2-expressing advanced colorectal cancer and metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC, and Phase I development in combination with nivolumab for HER2-expressing metastatic breast and bladder cancers.

Trastuzumab deruxtecan was granted Breakthrough Therapy Designation in 2017 by the US FDA for the treatment of patients with HER2-positive, locally-advanced or metastatic breast cancer who have been treated with trastuzumab and pertuzumab and have disease progression after trastuzumab emtansine. Fast Track Designation was also granted in the US for the treatment of HER2-positive unresectable and/or metastatic breast cancer in patients who have progressed after prior treatment with HER2-targeted medicines, including trastuzumab emtansine. Trastuzumab deruxtecan has received SAKIGAKE designation for the treatment of HER2-positive advanced gastric or gastro-oesophageal junction cancer by the Japan Ministry of Health, Labour and Welfare.

About the collaboration between AstraZeneca and Daiichi Sankyo
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise trastuzumab deruxtecan as a medicine worldwide, except in Japan where Daiichi Sankyo will maintain exclusive rights. Daiichi Sankyo will be solely responsible for manufacturing and supply.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
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Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular, metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 May 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary